Mail Stop 3561

August 31, 2006

Michael L. Bowlin
President and Chief Executive Officer
Bowlin Travel Centers, Inc.
150 Louisiana NE,
Albuquerque, New Mexico 87108

Re: **Bowlin Travel Centers, Inc.**
Form 10-K for the Fiscal Year Ended January 31, 2006
Filed April 28, 2006
Form 10-Q for the Fiscal Quarter Ended April 30, 2006
Filed June 12, 2006
File No. 0-31701

Dear Mr. Bowlin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Cover Page

1. You indicate your common stock is traded on the OTCBB. It therefore appears your securities are registered under Exchange Act section 12(g), not 12(b). Please advise or revise.

Item 1. Business, page 3

Business Strategy/Growth Strategy, page 5

2. Please revise theses discussions to make clear that your offering of branded food is at less than half of your outlets. Under business operations, please indicate what food is offered at the others.

Recent Developments, page 3

3. Briefly describe the properties you sold and indicate which one was sold to a related party.

Item 1A. Risk Factors, page 10

4. Some of your risk factor captions do not describe the risk, but rather state facts which give rise to the risks. See, for example, risk factors 2, 6, 8 and 10. Please generally review your risk factor captions to ensure they express your risks in a clear and concise manner.

5. Please eliminate language from your risk factors that mitigates the risk. See, for example:

- the first sentence in risk factor 2;
- the first clause in the second sentence of risk factor 4;
- the first clause in the third sentence of paragraph 4, risk factor 6; and
- the first clause in the second sentence of paragraph 5, risk factor 6.

Item 2. Properties, page 13

6. Please include a table indicating the locations and sizes of your properties, both owned and leased.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

7. Please revise to include a tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K. Please also include a discussion of critical accounting policies and estimates. Refer to Release 33-8098, which is available on our website at www.sec.gov.

Liquidity and Capital Resources

8. Please note that your discussion of cash flows should not be a narrative recitation of information readily available from the statement of cash flows. Please revise to enhance the reader's understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover (e.g., changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc.). Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

   For further guidance on Management's Discussion and Analysis of Results of Operations, please refer to Item 303(a)(1) and (2) of Regulation S-K and the Commission's Interpretative Release No. 33-8350 on MD&A.

9. You indicate you are unaware of any trends or demands, commitments or uncertainties that will result or are reasonably likely to result in liquidity increasing or decreasing in any material way over the next twelve months. However, please discuss the present and future anticipated effect on your business of such matters as:

   a. recent concerns regarding the availability of gasoline;

   b. interruptions in gas supply due to storms, political issues, pipeline corrosion, etc;

   c. gas prices;

   d. threats of terrorism in the United States and abroad; and

   e. war in the Middle East and elsewhere.

Item 7 A. Quantitative and Qualitative Disclosures About Market Risk, page 24

10. Please revise to include required quantitative disclosures about market risk in one of the three disclosure alternatives described in Item 305(a)(1) of Regulation S-K.

Notes to the Financial Statements, page 33

11. We note that you have not reported information about operating segments. We assume that you have identified only one operating segment in accordance with paragraphs 10-15 of SFAS 131 or that you have aggregated two or more operating segments in accordance with paragraph 17 of SFAS 131. Please tell us the operating segments you have identified and the operating segments that you have aggregated, if applicable. If you have aggregated two or more segments, please tell us why you meet each of the aggregation criteria in paragraph 17 of SFAS 131 and EITF 04-10. In doing so, please address the operations you identified in your MD&A discussion, specifically merchandise, restaurant, gasoline, and wholesale gasoline. In any event, please tell us and disclose in future filings the factors used to identify your reportable segments, including the basis of organization including whether operating segments have been aggregated. Please refer to paragraph 26 of SFAS 131.

(2) Notes Receivable, page 35

12. We note that you have deferred gains on property sales and offset the deferred gains against the notes receivable received in these transactions. Please tell us and disclose why the gains are being deferred. Please be detailed in your response.

Item 9A. Controls and Procedures, page 44

13. We note your statement that any "system of controls, however well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

14. In light of the fact that certain weaknesses existed in the control environment resulting from the lack of an electronic point of sale merchandise tracking system, disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 47

15. It is unclear whether the security ownership disclosure includes shares that may be received in 60 days as required by Exchange Act Rule 13d-3. Please advise or revise.

Form 10-Q for the Fiscal Quarter Ended April 30, 2006

16. Please revise this document to comply with the above comments, as applicable.

* * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director